VIA EDGAR

September 17th, 2020

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Technology

Attn: Frank Knapp, Staff Accountant
        Joyce Sweeney, Staff Accountant

Re:  Pegasystems Inc.
Form 10-K for the Fiscal Year Ended December 31, 2019
Filed February 12, 2020
Form 10-Q for the Quarterly Period Ended June 30, 2020
Filed July 28, 2020
File No. 001-11859

Ladies and Gentlemen:
Pegasystems Inc. (“Pegasystems,” the “Company,” or “we”) submits this letter in response to the comment from the staff (the “Staff”) of the Securities and Exchange Commission contained in the letter dated September 11, 2020, for the above-referenced filings.
The Staff’s comment has been recited in bold type and is followed by the Company’s response.
Form 10-Q for the Quarterly Period Ended June 30, 2020
Notes to Unaudited Condensed Consolidated Financial Statements
Note 5. Debt, page 9
1.We note that in connection with the issuance of convertible senior notes in February 2020, you entered into capped call transactions that are classified as long-term assets and remeasured to fair value each quarter. Please describe for us the significant terms of the capped call transactions, including the provisions that could cause adjustments to the cap price or other variables and any provisions that could affect your ability to choose the form of settlement. Describe your basis for the accounting treatment and classification of the capped calls, including reference to the relevant authoritative literature upon which you relied. As part of your response, please contrast your consideration of the terms of the capped call transactions with your consideration of the terms of the convertible note for which you recorded an equity component within additional paid-in capital.
Significant Terms of Capped Calls
As described in the Company’s Form 10-Q for the Quarterly Period ended June 30, 2020, in February 2020, the Company entered into privately negotiated capped call transactions (the “Capped Calls”) with certain financial institutions. The Capped Calls cover approximately 4.4 million shares (representing the number of shares for which the Company’s convertible senior notes issued in February 2020 (the “Notes”) are initially convertible) of the Company’s common stock and are generally expected to reduce potential dilution to the common stock upon any conversion of Notes and/or offset any potential cash payments the Company is required to make in excess of the principal amount of converted Notes, as the case may be, with such reduction and/or offset subject to a cap.
The cap price of the Capped Calls is $196.44, subject to adjustment upon the occurrence of enumerated extraordinary events: dilution adjustment (stock dividends; splits and combinations; rights, options, and warrants; spin-offs and other distributed property; cash dividends or distributions; tender or exchange offers); merger events; tender offers; announcement events (announcement of a merger event or tender offer, transformative transaction with respect to the Company, or a change in any such announcement); nationalization, insolvency or delisting; additional disruption events (change in law; failure to deliver; hedging disruption) (collectively, the “Adjustment Events”).
Settlement of the Capped Calls is by means of net share settlement unless the Company shall have notified the dealer of the relevant “settlement method” in the notice of final settlement for the Capped Calls. In the event the Company elects to settle its conversion obligations with respect to the Notes in a combination of cash and shares of the Company’s common stock, with the amount of cash greater than $1,000, the relevant settlement method shall be a combination of cash and shares of the Company’s common stock. If the Company elects to settle its conversion obligations with respect to the Notes entirely in cash, the relevant settlement method shall be entirely cash.
Accounting for Capped Calls
We assessed the Capped Calls as freestanding financial instruments because they are legally detachable and separately exercisable from the Notes under the Indenture dated February 24, 2020 (the “Indenture”). We determined that the Capped Calls met the definition of a derivative provided in Topic 815, Derivatives and Hedging of the FASB Accounting Standards Codification (“ASC”). Specifically, we determined that the Capped Calls met the criteria in 815-10-15-83 to be accounted for as derivatives because they:
1.contain a notional amount equal to the number of common stock that may be purchased under the Capped Calls,
2.contain an underlying in the way of the Company’s common stock price,
3.required an initial net investment that is smaller than what would be required for other contracts that would expose the counterparties to a similar response in changes to the Company’s common stock price, and
4.can be contractually net settled with the counterparties.
We also assessed if the Capped Calls met the equity scope exception from derivative accounting provided in ASC 815-10-15-74(a), and concluded that the Capped Calls did not meet the equity scope exception from derivative accounting, meaning that the Capped Calls should be accounted for as derivatives in accordance with ASC 815.
To determine if the Capped Calls met the equity scope exception from derivative accounting, we evaluated whether the Capped Calls’ contractual provisions, contained in the Capped Call confirmations (the “Confirmations”), that adjust the settlement amount would meet the indexation guidance in ASC 815-40-15. Pursuant to ASC 815-40-15-7C, an instrument shall be considered indexed to an entity’s own common stock if its settlement amount will be equal to the difference between the fair value of a fixed number of the entity’s equity stock and a fixed monetary amount or a fixed amount of a debt instrument issued by the entity.
The Capped Calls’ settlement amounts are based on the difference between a strike price and a traded price of the Company’s common stock. The settlement amount of the Capped Calls is subject to certain adjustments to account for the economic effect of Adjustment Events. These adjustments are designed to compensate the Capped Calls parties when certain assumptions implicit in the pricing of a contract under standard valuation models (e.g., the Black-Scholes-Merton option pricing model) are invalidated. Therefore, we determined that these adjustments are considered acceptable under ASC 815-40-15-7E through 15-7G. Accordingly, we determined that the adjustments do not preclude the Capped Calls from being considered indexed to the Company’s own common stock.
In addition to the Confirmations, we separately agreed with each Dealer that upon an early conversion of the Notes or a repayment event with respect to the Notes, the Dealers are required to calculate the amount payable for the purchased call using the volatility input for the written call. This provision was negotiated to help ensure that upon an early settlement of the Notes, the Dealers would be bound by strict guidelines in calculating fair value. As such, the volatility input used in the valuation of the written call component of the Capped Calls is effectively linked with that of the purchased call component of the Capped Calls in valuing the overall settlement value of the Capped Calls upon the defined early settlement triggers. Management considered whether linking the volatility inputs would result in a fair value measurement under ASC 820 (which would not violate the indexation guidance in ASC 815-40-15).
We considered ASC 815-40-15-7E which identifies stock price volatility as an input into the standard fixed for fixed option pricing model, and explicitly states that “determinations and adjustments related to the settlement amount shall be commercially reasonable.” ASC 815-40-25-17 expands on the concept of commercial reasonability by stating that the term “commercially reasonable means” an item is sufficiently objective from a legal perspective to prevent a counterparty from producing an unrealistic value. We concluded that the above mechanism to determine volatility when calculating fair value is not appropriate under ASC 815-40-15-7E because there could be potential instances where a calculation of fair value in accordance with ASC 820 (using the respective implied volatilities for the purchased call and the written call) at the time of settlement compared with the calculation of fair value (which requires the Calculation Agent to use the same volatility used in pricing the written option to price the purchased call) could result in an amount that would not be fair value (in accordance with the guidance in ASC 820). That is, calculating the fair value of the purchased call using the volatility input of the written call could result in a settlement of the Capped Calls that exceeds the fair value of the Capped Calls (if calculated using the respective implied volatility). Accordingly, the Company determined that the prescribed methodology for determining the Capped Calls’ settlement amount in an early unwind scenario (based upon separate agreements between the Dealers and us) precludes the instruments from being considered indexed to the Company’s own equity. Therefore, the Company did not apply the equity scope exception from derivative accounting to the Capped Calls and is accounting for the Capped Calls as derivatives in accordance with ASC 815.

Conversion Option
In addition to the Company’s analysis of whether the Capped Calls qualify for equity classification in accordance with ASC 815, we considered whether the conversion options contained in the Notes (the “Conversion Options”) met the equity scope exception from derivative accounting. The Notes can be converted at the option of the holders upon satisfaction of a common stock sale price condition, the satisfaction of a note trading price condition, certain corporate events, in response to the Company’s election to redeem the notes, or without condition after September 1, 2024 (each outlined in Section 5.01 of the Indenture). Under all conversion scenarios, the Company can settle the Notes in cash or shares at its option, and the Company cannot be forced to settle the Notes for cash in any instance.
We considered whether the Conversion Options met the requirements in ASC 815-40-15-7C to be considered indexed to the Company’s own common stock. The Conversion Options included certain adjustments to the conversion price; however, we considered ASC 815-40-15-7E and determined that such adjustments do not preclude the Conversion Options from being considered indexed to the Company’s own common stock price. Specifically, in addition to other adjustments, including customary adjustments for dilutive events, we concluded that the Make-Whole Fundamental Change (as defined in the Indenture) was an acceptable adjustment because it was designed to compensate the investor for lost time value as contemplated in ASC 815-40-55-46.
However, different from the Capped Calls, we concluded the Conversion Options met the requirements necessary for equity classification in ASC 815-40-25 because, as noted above, the Company cannot be forced to settle the Conversion Options for cash in any instance and all of the criteria in ASC 815-40-25-7 through 25-35 and ASC 815-40-55-2 through 55-6 were met.
Accordingly, we determined that the Conversion Options met the equity scope exception from derivative accounting while the unique terms of the Capped Calls led us to determine that the Capped Calls are properly accounted for as derivatives.

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Please direct your questions or comments to Efstathios Kouninis at (617) 866-6384.

Very truly yours,

/s/ Kenneth Stillwell
Chief Financial Officer and Chief Administrative Officer

/s/ Efstathios Kouninis
Chief Accounting Officer